Exhibit 1
To whom it may concern
February 26, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Announcement of Changes in Titles of Directors
NIS GROUP CO., LTD. hereby announces changes in the titles of members of its Board of Directors as of March 1, 2007, pursuant to a resolution adopted by its Board of Directors at a meeting of its Board of Directors held today.
1. Changes in Titles of Directors

New Title	Name	Current Title
Executive Director of the Board & Executive Officer (Head of Sales & Marketing; Sales & Marketing Group Manager)	Toshioki Otani	Executive Director of the Board & Executive Officer (Head of Sales & Marketing)

Director of the Board & Executive Officer (Deputy Head of Sales & Marketing)	Keishi Ishigaki	Director of the Board & Executive Officer (Deputy Head of Sales & Marketing; Sales & Marketing Group Manager )